# FORM 8-K
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C.  20549**

### CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
### THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):  January 30, 2004

# KAISER ALUMINUM & CHEMICAL CORPORATION
(Exact name of Registrant as Specified in its Charter)

**Delaware**
(State or other jurisdiction of incorporation)

**1-3605**
(Commission File Number)

**94-0928288**
(I.R.S. Employer Identification Number)

| | |
|---|---|
| **5847 San Felipe, Suite 2500** | |
| **Houston, Texas** | **77057-3268** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(713) 267-3777**
(Registrant's telephone number, including area code)

Item 5.    Other Events

On January 30, 2004, Kaiser Aluminum & Chemical Corporation issued a press release in the form attached hereto as Exhibit 99.1, which press release is incorporated herein by reference.

On February 4, 2004, Kaiser Aluminum & Chemical Corporation issued a press release in the form attached hereto as Exhibit 99.2, which press release is incorporated herein by reference.

Item 7.    Financial Statements and Exhibits

(c)    Exhibits

*Exhibit 99.1:  Press release dated January 30, 2004
*Exhibit 99.2:  Press release dated February 4, 2004

\*  Included with this filing

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAISER ALUMINUM & CHEMICAL
CORPORATION
(Registrant)

By:

Dated:  February 4, 2004                                Daniel D. Maddox
                                                        Vice President and Controller

## EXHIBIT INDEX

Exhibit 99.1:    Press release dated January 30, 2004
Exhibit 99.2:    Press release dated February 4, 2004